UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 20)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Capital City Bank Group, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

139 74 105

(CUSIP Number)

J. Kimbrough Davis

P.O. Box 11248

Tallahassee, Florida 32302-3248

(850) 402-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 4 Pages

SCHEDULE 13D

CUSIP No. 139 74 105

1	NAMES OF REPORTING PERSONS	Robert Hill Smith
I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A	(a) ☐
	MEMBER OF A GROUP	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*	Distribution from Estate

5	CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.

NUMBER OF	7	SOLE VOTING POWER	2,104,202
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	1,378,083
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	2,104,202
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE
		POWER	1,378,083

11	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON	3,482,285

12	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (11)	20.4%

14	TYPE OF REPORTING PERSON*	IN

AMENDMENT NO. 20 TO SCHEDULE 13D

This Amendment No. 20 amends and supplements the Statement on Schedule 13D and all subsequent amendments. The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated.

Item 4.	Purpose of Transaction is amended to include:

On March 10, 2010, 45,704 shares of CCBG Common Stock were distributed from the Patricia Hill Smith Estate to each of the following trusts: The VAS Trust, The WHS Trust, The JWS Trust, and The WGS III Trust.

There are no plans or proposals by Robert Hill Smith to take any of the actions listed in Item 4(a)-(j).

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b), and (c) are amended to read as follows:

(a)		Number of	Percentage
		Shares	Ownership

	Robert Hill Smith	2,003,686	11.7%
	Robert Hill Smith as Custodian for
	Virginia Austin Smith (Minor Daughter)	50,258	*
	Robert Hill Smith as Custodian for		*
	Warren Hamilton Smith (Minor Son)	50,258	*
	The VAS Trust	80,728	*
	The WHS Trust	80,728	*
	The JWS Trust	83,221	*
	The WGS III Trust	83,221	*
	The William Godfrey Smith Trust	432,483	2.5%
	2S Partnership	617,702	3.6%
		3,482,285	20.4%

*Less than 1%.

**Based on 17,063,123 shares of CCBG Common Stock outstanding as of March 15, 2010.

(b)

Mr. Smith has sole voting and investment power with respect to 2,104,202 shares of CCBG common stock consisting of (a) 2,003,686 shares held directly, (b) 50,258 shares held as Custodian for Virginia Austin Smith, and (c) 50,258 shares held as Custodian for Warren Hamilton Smith.

Mr. Smith shares voting and investment power with William G. Smith, Jr., Chairman, President, and Chief Executive Officer, Capital City Bank Group, Inc., 217 N. Monroe Street, Tallahassee, Florida 32301, with respect to 1,378,083 shares of CCBG common stock, consisting of (u) 80,728 shares in The VAS Trust, (v) 80,728 shares in The WHS Trust, (w) 83,221 shares in The JWS Trust, (x) 83,221 shares in The WGS III Trust, (y) 432,483 shares in The William Godfrey Smith Trust, and (z) 617,702 shares in 2S Partnership.

(c)

On March 10, 2010, 45,704 shares of CCBG Common Stock were distributed from the Patricia Hill Smith Estate to each of the following trusts: The VAS Trust, The WHS Trust, The JWS Trust, and The WGS III Trust. No consideration was paid for the shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2010

/s/ Robert Hill Smith
Robert Hill Smith

352456.2